OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

02023571

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 1 2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 7-17-02

	FACING PAGE	DIVISION OF MARKET REGULATION
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-** 1303

REPORT FOR THE PERIOD BEGINNING April 1, 2001 **AND ENDING** March 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer: **Official Use Only**
Miller Johnson Steichen Kinnard, Inc.

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

920 Second Ave S.
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Jeffrey L. Houdek (612) 370-2960
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name—if individual, state last, first, middle name)

1400 Pillsbury Center 200 S. 6th Street Minneapolis		Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

VF 7-18-02

OATH OR AFFIRMATION

I, Jeffrey L. Houdek, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Johnson Steichen Kinnard, Inc. as of ***March 31, 2002*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____

Signature

LISA B. LARSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Chief Financial Officer

Title

____

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Cash Flows.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ___ (o) Independent auditor's report on internal accounting control.
- ___ (p) Schedule of segregation requirements and funds in segregation- customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Miller Johnson Steichen Kinnard, Inc.
Year Ended March 31, 2002 With Report of Independent Auditors

Miller Johnson Steichen Kinnard, Inc.

Statement of Financial Condition

Year Ended March 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors of
Miller Johnson Steichen Kinnard, Inc.

We have audited the accompanying statement of financial condition of Miller Johnson Steichen Kinnard, Inc. (the Company) as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of March 31, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant operating losses. In addition, the Company's Parent is limited in its ability to contribute additional capital to the Company if required because it has significant debt service obligations. Management's plans in regard to these matters are also described in Note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

June 7, 2002

Miller Johnson Steichen Kinnard, Inc.

Statement of Financial Condition

March 31, 2002

Assets	
Cash and cash equivalents	$ 5,588,028
Restricted cash	1,908,990
Trading securities owned, at market	12,048,972
Receivable from brokers and dealers	5,522,959
Deposits at clearing organizations	4,991,731
Other assets	3,936,555
Total assets	$33,997,235
Liabilities and stockholder's equity	
Liabilities:	
Payable to brokers and dealers	$10,917,913
Accounts payable	4,462,206
Trading securities sold but not yet purchased, at market	1,131,059
Other liabilities	4,584,416
Total liabilities	21,095,594
Stockholder's equity:	
Common stock, $.01 par value:	
Authorized shares – 100,000; issued and outstanding shares – 1,000	10
Additional paid-in capital	86,070,338
Retained earnings	(73,168,707)
Total stockholder's equity	12,901,641
Total liabilities and stockholder's equity	$33,997,235

See accompanying notes.

Miller Johnson Steichen Kinnard, Inc.

Notes to Statement of Financial Condition

March 31, 2002

1. Summary of Significant Accounting Policies

Description of Business

Miller Johnson Steichen Kinnard, Inc. (the Company) is a full-service, retail brokerage and investment-banking firm. The Company maintained customer accounts until August 2001, when all of the accounts were transferred to MJK Clearing, Inc., an affiliate. The Company offers a complete range of financial products to individual and institutional investors, as well as services in the areas of corporate finance, equity research, and tax-exempt bonds with approximately 305 brokers operating in seven states. The trading desk makes a market in 160 equity securities; the public finance division underwrites taxable and tax-exempt municipal bond offerings, serves as a market maker for municipal bond issues, and provides financial advisory services to public entities; the corporate finance division specializes in private placements of equity and debt securities and the public offering of emerging companies; and the research division provides research coverage on approximately 56 companies. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

In September 2001, MJK Clearing, Inc. violated its net capital requirements and was liquidated by the Securities Investor Protection Corporation (SIPC). In connection with the liquidation, the Company was sold by MJK Clearing, Inc. to Stockwalk Group, Inc. (the Parent) for approximately $3.2 million. Also in connection with the liquidation, the Company wrote off its receivable from MJK Clearing, Inc. of $5.6 million. In February 2002, the Parent filed for bankruptcy protection under Chapter 11. On May 21, 2002, the bankruptcy court confirmed the Parent's plan of reorganization in which a percentage of future profits of the Company will be used to pay down the outstanding debt of the Parent.

Going Concern

The statement of financial condition has been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States. As a result of the losses incurred by the Company, the limited ability of the Parent to contribute additional capital to the Company due to its large debt service requirements, and uncertainty as to the Company's ability to retain its brokers, substantial doubt exists about the Company's ability to continue as a going concern.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition and Securities Transactions

Purchases and sales of securities are recorded on a trade date basis.

General

As a result of the liquidation of MJK Clearing, Inc., all trades are now executed and performed on a fully disclosed basis and are cleared through Southwest Clearing Corporation (SWCC), an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

Trading Securities

Trading securities owned and trading securities sold but not yet purchased are carried at fair value. The fair values of the financial instruments are generally based on listed market prices. If listed market prices are not available, fair value is based on other relevant factors, including dealer price quotations.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost. Furniture and equipment are depreciated using an accelerated method over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the life of the lease.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

2. Accounting Changes

The Company has adopted the Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, as issued by the Financial Accounting Standards Board as of April 2001. Under these standards, goodwill is no longer amortized but is subject to periodic impairment tests.

The Company performed an analysis of its goodwill at September 30, 2001, based on a discounted cash flow model. Management deemed that the entire $58.3 million of goodwill was impaired due to the impact of decimalization, overall market declines, and the uncertainty of broker and customer retention.

At March 31, 2002, the Company did not have any remaining capitalized intangibles and therefore does not anticipate future amortization charges.

3. Trading Securities

The Company's trading securities are invested in fixed income and publicly traded equity securities. The value of certain trading securities can fluctuate significantly, with resulting valuation changes being reported as net gains and losses.

The Company's trading securities at March 31, 2002 consisted of the following:

Trading securities owned, at market:	
Corporate equities	$ 685,483
State and municipal obligations	7,243,207
U.S. Government obligations	401,662
Corporate obligations	3,718,620
	$12,048,972

3. Trading Securities (continued)

The Company's trading securities sold but not yet purchased represent obligations of the Company to deliver a specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recorded in the statement of financial condition at March 31, 2002. The Company's trading securities sold but not yet purchased at March 31, 2002 consisted of the following:

Trading securities sold, but not yet purchased, at market:	
Corporate equities	$ 106,511
State and municipal obligations	375,064
U.S. Government obligations	800
Corporate obligations	648,684
	$1,131,059

4. Receivables From and Payable To Brokers, Dealers, and Others

Included in the receivables from brokers and dealers are unsettled proprietary trades. Included in payables to brokers and dealers are the amounts due to the clearing broker for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

5. Transaction With Customers

For transactions in which the Company extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and SWCC monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify SWCC for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2002, there were no amounts to be indemnified to SWCC for these customer accounts.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2002, the Company's net capital was approximately $4.4 million which was $3.7 million in excess of the amount required to be maintained at that date.

7. Employee Benefit Plans

The Company's Parent has a qualified profit-sharing plan and a 401(k) plan, which cover all employees who are at least 21 years old. Employees may contribute up to 25% of their compensation to the 401(k) plan.

8. Commitments and Contingencies

The Company is obligated for the rental of office space, automobiles, and equipment under noncancelable operating leases which expire at various dates from 2002 to 2006. The office leases include escalation clauses for increases in taxes and operating expenses of the leased premises. Minimum annual rental payments under noncancelable leases in effect at March 31, 2002 are as follows:

Year ending March 31:	
2003	$2,453,586
2004	1,609,753
2005	380,700
2006	137,603
Thereafter	–
Total minimum future rental payments	$4,581,642

The Company is involved in various litigation and arbitration matters arising in the normal course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the financial position of the Company. No material amounts were expended in 2002 to satisfy arbitration decisions and other amounts in defense of certain matters of litigation arising in the normal course of business. The Company aggressively defends these matters to reduce the expected amount of related legal fees in future periods. In addition, the Company is involved in litigation related to the sale and solicitation of the Parent's commercial paper securities transactions. The expected losses associated with this litigation have been recognized currently in expense.

9. Stock-Based Compensation, Stock Options, and Stock Awards

The Company's employees previously participated in various incentive plans sponsored by its Parent. No options were granted to the Company's employees during the fiscal year 2002. Based on the bankruptcy of the Parent, all stock options were cancelled and therefore no compensation expense has been recorded. In accordance with APB No. 25, the Parent has not recognized compensation cost for its stock option awards or Employee Stock Purchase Plan.

10. Related-Party Transactions

The Company has a total of $2.5 million of notes receivable from employees, which are included in other assets. The amount consists of 74 notes which bear various interest rates and mature at various dates through August of 2006.

During the year, the Parent paid costs of certain management, accounting, information technology, and other shared services. Such expenses were allocated on a proportional basis to the Company and other affiliates. Following the liquidation of MJK Clearing, Inc. and disposition of Stockwalk.com and Stockwalk Asset Management, the Company became the only viable operating entity. Therefore, beginning in January 2002, these corporate overhead services were charged directly to the Company.

A payable to affiliates in the amount of $1.0 million is primarily liabilities assumed by the Parent on behalf of the Company and is included within other liabilities in the statement of financial condition.

During the fiscal year 2002, the Company received cash capital contributions of $1.5 million from its Parent.

11. Income Taxes

The Company's taxable income is included in the consolidated federal tax return of the Company's Parent. Each eligible subsidiary of the Company's Parent provides for income taxes on a separate return basis. Pursuant to operating procedures with the Parent, the Company receives income tax benefits for net operating losses and tax deductions that are not recognizable on a separate return basis, to the extent such losses and deductions are utilized on the Parent's consolidated federal tax return.

11. Income Taxes (continued)

The Company has a net operating loss carryforward (NOL) of approximately $10.3 million. Due to the uncertainty surrounding the Company's operations, and the level of losses, management has established a valuation reserve for the full amount of the tax asset. The NOL will expire in 20 years if not fully utilized.